2001 annual report


                                       the
                                    radiology
                                    workflow
                                   specialists

                      [MERGE TECHNOLOGIES INCORPORATED LOGO]

[PHOTO]

---------------------------------------
PRESIDENT'S LETTER TO OUR SHAREHOLDERS
---------------------------------------

I am pleased to report that we have experienced excellent financial and operational progress in 2001. We began the year with key financial and product development objectives in mind and we have met or exceeded each of them. The progress made during this past year places us on firm ground for accelerated growth going forward.

Fundamental to the operational plan for 2001 were clear financial goals for each of the Company's key performance indicators: revenue growth in all product groups and distribution channels, improved gross margin, increased shareholder value and improved liquidity. Net revenues for the Company were $15,741,000, a 25% increase over net revenues in 2000.  The gross margin increased to 68%
for fiscal 2001, a 46% increase over the prior year.   Net income for the year
was $1,271,000, compared to a net loss of $5,707,000 in 2000.  Diluted EPS for
2001 was $0.15 compared to diluted EPS of ($1.01) for 2000.   At the end of
the year, the Company's current ratio was 2.18, compared to 1.06 at December 31, 2000. These results are an indication that the organization has regained its footing and has done so with enthusiasm, determination and financial discipline.

Merge's ability to accomplish these financial goals depended largely upon our meeting two other important objectives: strengthening our marketing and distribution efforts, primarily in direct sales, and increasing the velocity with which we introduced new products to the marketplace.

Concerning our distribution channels, we continue to experience high customer loyalty from our Original Equipment Manufacturers and Value Added Resellers (OEM/VAR). We work with more than 150 OEM/VAR partners and have expanded this relationship with several new partners in 2001. We are committed to helping our OEM partners enhance the functionality of their Radiology equipment and Picture Archiving Communications System (PACS) solutions through the introduction of new Merge product modules that augment their solutions. We appreciate their confidence in our products and services and will continue to work to earn this confidence in the coming year.

At the same time, we made substantial progress in direct healthcare sales in 2001. To complement our OEM/VAR sales team, we strengthened the direct sales force and supported their efforts with comprehensive product training and a marketing model designed to create a close relationship between the Company and our healthcare customers. This initiative led to an increased contribution to revenues from the direct sales channel which allowed us to develop another key revenue growth area for the Company: professional service.

The professional service unit was enhanced this year to serve two important functions. First, it is a consultative service provided on a pre-sales basis to assist healthcare customers with the necessary preparations for implementing filmless Radiology workflow processes in their Radiology departments. This process enables us to understand our customers' environments and to configure Merge solutions that meets their needs more completely and efficiently. Secondly, this group provides the ongoing support services to ensure consistent performance of our Radiology workflow solutions. A service package is coupled with each sale to assure the long-term performance of our products and to solidify our long-term customer relationship. Direct sales and professional service accounted for approximately 33% of total revenues in 2001 and are expected to increase their revenue contribution in 2002.

The Company adopted a new product development process in 2001 that was designed to more efficiently meet the needs of our diverse customer base and accelerate the delivery of modular Radiology workflow applications to the market. Through this process we focused our engineering resources on key product innovation initiatives which allowed us to introduce more new products in 2001 than the previous two years combined. In addition, existing products were realigned with these newly developed products and packaged as a comprehensive suite of Radiology workflow solutions marketed as PACSbuilder.

PACSbuilder is more than a marketing concept for the Company. The modules of PACSbuilder enable our customers to build a standards-based, open architecture, software-driven Radiology workflow system that matches their particular circumstances. Conveniently, it can be phased in over time to meet the demands of increasing imaging volume while remaining sensitive to budgetary constraints. Based upon the principles of the Integrated Healthcare Enterprise (IHE), which incorporates DICOM (the industry standard for image communication), and the open medical standards of HL7, each PACSbuilder module is designed with open architecture in mind and is fully integrated with other modules to support the deployment plans of both our healthcare and OEM/VAR customers.

While Merge has earned an excellent reputation in the marketplace for its innovative engineering and manufacturing of the Merge Connectivity Box, these new Radiology workflow products represent how we are "Thinking Outside of the MergeBox" to meet our customers' needs. These new products position the Company as a solutions-based organization, with a product mix shifting towards high margin software applications. The impact of this shift was initially demonstrated in the fourth quarter of 2001, and will show increasing impact on our gross margins and growth trajectory as 2002 progresses.

All of these activities emanate from an unrelenting focus on customer service, which is a hallmark of Merge Technologies. We place a high priority on understanding the customers' situations and needs. A key vehicle for us to learn of market trends and emerging customer requirements is through the Company's Premier Partnership Program. The Merge Premier Partners are customers of and advisors to the Company. As users of PACSbuilder modules, they help us refine the attributes of the integrated image and information management workflow solution we are deploying and enhancing.

We rely on our Premier Partners and are pleased that we continue to attract high caliber organizations to this elite group. During this past year, we were pleased to announce that Methodist Hospital of Memphis and Shands Jacksonville joined the program. We are grateful for their assistance.

The market for our products is robust. We are beginning to see acceleration in the convergence of technology and healthcare delivery in the Radiology arena beyond imaging modalities. The market is more accepting of the paradigm shift away from film-based images to digital film-less imaging. In this new environment, several sources agree that the U.S. market for teleradiology, PACS and Radiology Information Systems (RIS) will reach more than $1.0 billion in 2002, and with service and upgrades included could exceed $2.7 billion annually. Data also suggests that healthcare expenditures for these technologies are increasing 18-20% annually in the U.S., while European data suggest that the growth rate is even higher at 20-25%. These technologies, when seamlessly integrated, represent our definition of Radiology workflow solutions and these market trends help to confirm our strategy and positioning.

A key objective for the Company in the coming years is to gain market share within our primary target market of small to medium sized healthcare facilities, imaging centers and outpatient clinics. We enhanced our ability to accomplish this objective by entering into several strategic partnerships in 2001. These partnerships created high synergy with our resources and engineering talent that resulted in accelerated product completion, a broadened product line and faster revenue generation. This approach to accelerating our growth will continue in 2002, with new strategic partnerships being formed and new products scheduled to enter the marketplace every three to four months.

In summary, we focused our internal efforts this past year on financial discipline, new product introduction, marketing and exceptional customer service. By modifying our business model to a solutions-oriented company, we changed our emphasis from its traditional engineering and manufacturing framework to one of maintaining customer relationships for the long term. Merge's focus on Radiology workflow applications within the PACSbuilder framework, supplemented by a comprehensive suite of professional services supports this important transformation for the Company.

The coming year will be one of accelerated growth. Building on the sound financial and operational foundation we have created, the Company is poised to enter our next phase of growth that will focus on building strong customer relationships, operational excellence and shareholder value. Continuing to stay focused on the strategy and core values we set in motion over a decade ago will be key to our success in the coming years.

I want to express my appreciation to our customers and partners for their candor about and confidence in our products and services. I congratulate the staff of Merge Technologies worldwide for their efforts this year and am grateful for their willingness and ability to meet new challenges with professionalism and hard work. I thank the Board of Directors for their support and guidance through this transitional year and I thank you, our shareholders, for your belief in our future. We are eager to move forward and are confident of our success.



GRAPHIC:
[Building on the sound financial and
operational foundation we have created,
the Company is posed to enter our next
phase of growth that will focus on
building strong customer relationships,
operational excellence and
shareholder value.]


/s/ RICHARD A. LINDEN

Richard A. Linden
President and CEO


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	  ----------------------------------------------------------
          A SHIFT IN CUSTOMER THINKING SOLIDIFIES A FUTURE FOR MERGE
	  ----------------------------------------------------------

In the world of finance, technology has already changed our assumptions and daily activities. We manage our finances electronically, from individual transactions to multi-billion dollar operations, and have instant access to the financial information needed to make important decisions. Yet in healthcare, and more specifically the world of Radiology, digital imaging systems that provide Radiology workflow efficiencies and improve patient care are not widespread. Less than 18% of U.S healthcare organizations have implemented a PACS (Picture Archiving Communication System), and the majority of these systems exist in large teaching hospitals where multi-million dollar expenditures for PACS technologies are financially feasible.

The many lessons learned from early successes during these large system deployments have prompted small to medium sized hospitals and imaging centers to assess their paper and film-based Radiology operations. Their conclusions are clear: digital image and information systems must be part of Radiology and enterprise wide image management workflow. This direction is a significant cultural change for most healthcare organizations. And this paper-to-digital paradigm shift has generated a need for an efficient and cost-effective digital system that can be integrated throughout the healthcare enterprise. This system is the design theorized and now delivered by Merge Technologies.

When Merge was established over 15 years ago, our vision was to create Radiology workflow solutions to seamlessly integrate modalities, imaging devices and the healthcare professionals that use this information to provide patient care. Our core vision hasn't changed...it has grown and expanded to encompass all aspects of the complex continuum of Radiology image studies and the associated information that directly affects the patient, integrating these aspects to create a broad data set around a single patient experience. This workflow process results in lower costs per study and increases efficiency and productivity. Also, as all pertinent diagnostic Radiology information is provided to the primary caregiver in a single report, more time can be devoted to analyzing and treating individual patients. This raises the overall quality of patient care.

Our modular open architecture approach, combined with our years of industry-recognized service excellence, affirms our position in the marketplace as the Radiology Workflow Specialists. Whether combined with our OEM/VAR partners' technologies or used as a deployable solution for our hospital/clinic customers, Merge's solutions will help to drive the healthcare industry to a fully digital, enterprise-wide image and information system standard.


GRAPHIC:
[The conlusion is that digital image and information systems must be part of Radiology and enterprise-wide image management workflow...a significant cultural change for most healthcare organizations.]


[PHOTO]


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[PHOTO]

[PHOTO]


PACSbuilder's workflow process results in lower costs per study and increases efficiency and productivity. Also, as all pertinent diagnostic Radiology information is provided to the primary caregiver in a single report, more time can be devoted to analyzing and treating individual patients. This raises the overall quality of patient care.

		       ---------------------------------
                       THINKING OUTSIDE OF THE MERGEBOX
                       ---------------------------------

[DIAGRAM]
                                 PACSbuilder

2Develop:	MergeWeb / MergeWeb Radiology / MergeWeb Healthcare /
		MergeCOM-3 / Image Channel / M7 & M8 / HL7 Toolkit

2Connect:	ExamWorks / Examworks+ / MergePort / MergeMVP / MergeAPS /
		MergeDPS / MergeDPI / MergeVPI

2Store:		MergeARK

2Report:	MergeReport

2Web:		MergeNet

2View:		MergeView


PACSbuilder provides a financially friendly way to achieve PACS functionality, starting with information system and modality connectivity, through image and information management, and continuing with high-speed image and report distribution and viewing.

Merge has historically created technologies that allow Radiology departments to digitally send images from modalities to various destinations including printers, workstations and other equipment in the Radiology department. The creation of these connectivity technologies, known in the marketplace as MergeBoxes, required core competency in system integration and application development, specialty skills for which Merge is well known. Merge's newest connectivity development solutions now are packaged in the 2Connect and 2Develop modules of PACSbuilder. Merge has also leveraged its integration expertise by continuing to create the Radiology workflow modules of PACSbuilder...2Store, 2View, 2Web and 2Report. These software applications are designed to expand Merge's product lines into a fully integrated Radiology workflow system, supported by proven customer service methodologies that ensure successful design, installation and support of our solutions.


What's different about our PACSbuilder approach?

 - Flexible
Components from each module can be incorporated into our OEM/VAR customers' product lines, or solutions can be utilized module-by-module directly by hospitals and clinics.

 - Phased
Customers can acquire specific functionality when it makes the best financial or operational sense to do so.

 - Integrated
The images, information, and reports become a part of our customer's entire organizational data and workflow system, not just a Radiology-centric solution.

Radiology departments and diagnostic imaging centers use PACSbuilder solutions in a variety of ways:

 - NETWORKING multiple image-producing and image-using devices to eliminate duplication, reducing the need for capital equipment expenditures to build digital imaging and information networks

 - CREATING permanent electronic archives of diagnostic-quality images to enable the retrieval of these images and their associated reports at any time in the future

 - ACCESSING Merge's PACSbuilder modules to build electronic image and information management systems in a phased, flexible and cost-effective way

 - DELIVERING the capability to integrate diagnostic Radiology images into the Radiologist's report to make it a permanent part of the patient's electronic medical record

 - PROVIDING the means to view images/reports from any number of remote locations throughout the enterprise


[DIAGRAM]

                           PACSbuilder Digital Workflow

 Patient	Procedure	Procedure	 Report		  Report
Registered	 Ordered	Performed	Generated	Distributed
-----------	---------	---------	---------	-----------

   Enter----------Enter------------X-ray---------Generate-----------Web--->
 on Patient	on Radiology	    or		  Report
Info. System	Info. System	   Scan

-----------	----------	---------	---------	-----------

 Electronic	 Electronic	 Digital    Digital    Digital	    Digital
  Patient	 Procedure	  Image	     Image     Image &	    Image &
Information	Information			        Report	     Report

                                  PACSbuilder
                                  Repository


Because of its open standards and architecture, PACSbuilder can integrate with Hospital and Radiology Information Systems. This assures that the patient information is consistent throughout the enterprise. The very moment the procedure is completed, it can be accessed by the Radiologist for interpretation. The Radiologist can retrieve prior digital images and reports almost instantly and can view and compare them against new studies. When the new report is completed, it can be integrated with the associated image and accessed via the Web by the referring physician, who can then prescribe treatment for the patient. This completely digital system speeds the diagnosis, assures consistent quality of care, and reduces the cost-per-procedure for the hospital or clinic.

                   --------------------------------------------
                   SEEING IS BELIEVING, BUT EXPERIENCE IS PROOF
                   --------------------------------------------

OUR PROMISE TO OUR CUSTOMERS

 - DELIVER optimal PACSbuilder functionality and value

 - MAXIMIZE Radiology productivity and clinical information quality

 - ENSURE consistent and continuous PACSbuilder performance and reliability

 - PARTNER with customers to foster teamwork and efficient communication

The best way to know about the integrity of these commitments is through the eyes of our customers. They evaluate us on two specific attributes: the impact our products have on improving care and reducing costs, and how responsively
and skillfully we provide service.   Here are three examples of many that prove
the depth of our commitment.


[GRAPHIC]
Shands Jacksonville
Jacksonville, FL


Improvement of report turnaround time and communication with referring physicians over a large multi-site campus required an innovative solution for Shands Jacksonville, a full service and teaching hospital. Merge provided an innovative enterprise-wide solution that met their requirements without performance degradation of the hospital network.

Shands Jacksonville is utilizing PACSbuilder's 2Connect, 2Store, 2View and 2Web solutions. These modules provide all components of a Radiology workflow solution, including diagnostic image viewing, referring physician access to images and reports, integration with the hospital information system and long-term image archiving.

As a result, the organization has streamlined departmental interactions and report turnaround times, and has created a single standard throughout the organization for immediate access of images and reports.

------------------------------------------------

      "PACSbuilder improves the speed, delivery
 and quality of vital information. As a result,
       we have improved workflow, communication
                       and diagnostic ability."
                 -Arnold C. Friedman M.D., FACR
                             Chief of Radiology
------------------------------------------------

[GRAPHIC]
Methodist Hospital of Memphis
Memphis, TN


Methodist Healthcare - Central Hospital is the flagship facility for Methodist Healthcare and serves as the main tertiary center for the system. With PACSbuilder, they created an image distribution system that improved the workflow in cases where hospital departments were dependent upon timely output from the Radiology file room - Surgery, ER, Neonatal, ICU, and Radiation Therapy. They leveraged Merge's workflow expertise by adding PACSbuilder 2View to the existing 2Connect module that had been in place at Methodist for several years.

PACSbuilder 2View allowed Methodist to distribute the images to dependent hospital departments in full fidelity. The first implementation was in the Surgery Department, where the positive impact on delayed or cancelled surgeries due to unavailable films was significant. Each of the operating rooms was connected to the hospital network, and standard PC's and monitors were placed on mobile carts that moved from room to room.


------------------------------------------------
          "Our experience with Merge has been an
    exceptional one.  Our use of their solutions
    has been steadily increasing over the years,
   and the reliability speaks for itself.  Their
    vision of technology that supports Radiology
   workflow is absolutely consistent with ours."
                   -Rick Rogers, Imaging Network
                                   Administrator
------------------------------------------------


[GRAPHIC]
Compass Imaging
Gulfport, MS


As a newly created facility, Compass Imaging is in the unique position of establishing the benchmark for Radiology excellence in the Gulfport area. State-of-the-art equipment includes high field open MRI, CT scanning, mammography, ultrasound, and digital radiography/fluoroscopy. With the exception of mammography, they have created a totally digital environment.

The referring physicians' experiences and confidence in Compass Imaging are critical elements of their operational design. The referring physicians are viewed as diagnostic partners, and as such, it is important for them to have quick access to the information that will assist in the treatment of their patients, as well as immediate access to the Radiologists.

Compass Imaging is utilizing PACSbuilder's 2Connect, 2Store, 2View and 2Web solutions. This combination of modules provides full digital image and information management within Compass Imaging. Referring physicians have the ability to securely access their patients' images and reports via the Internet at the very moment they are completed. And Merge's commitment to Compass Imaging goes beyond technical. Merge is also supporting Compass Imaging's new business initiatives by providing marketing assistance for its first year of operation.


------------------------------------------------
          "Merge provided a comprehensive, cost-
  effective solution for our needs, supported by
                  a strong history of successful
      interconnectivity experience. Beyond that,
     they were interested in helping us grow our
    business. Those were differentiating factors
                     in our selection of Merge."
                               -Joe Henry, M.D.,
                                     Radiologist
------------------------------------------------

               MERGE PROFESSIONAL SERVICE... YOUR PARTNERS IN SUCCESS

Merge has developed proven customer service methodologies over the past 15 years that ensure successful design, installation and support of our solutions. These clearly defined phases have built Merge's customer loyalty and an outstanding reputation for service quality.

Merge's professional service consultants provide training, advisory services, project management and medical systems validation to healthcare organizations, healthcare professionals and medical equipment manufacturers. Proprietary training materials are used to complement project planning, management tools and diagnostic testing products. Annual customer service packages are offered that are customized to the needs and specifications of each client.


IMPLEMENTATION FROM THE INTEGRATION EXPERTS

From design through installation and support, Merge Professional Service is dedicated to optimizing the performance of our solutions. We provide carefully planned design and installation processes, reliable product performance, maximum solution uptime, and fast response to service requests.


BENEFITS AND FEATURES OF MERGE PROFESSIONAL SERVICE

 - Assure technical confidence. Merge has more than 15 years of expertise in implementing and maintaining radiology workflow systems. Our longevity is a testimony to the satisfaction of our customers whose concerns are alleviated through our dedication to service.
 - Avoid interoperability problems. Because Merge partners with most major Radiology imaging and IT companies throughout the world, we are familiar with their products, which is crucial when resolving problems that involve multiple vendors' solutions.
 - Increase Radiology productivity. With its rapid response and remote system access, Merge Professional Service can assure that operational uptime is at its maximum.

BOARD OF DIRECTORS
-------------------

William C. Mortimore (3)(4) Chairman and Chief Strategist -
  Merge Technologies Incorporated

Richard A. Linden (4) President and Chief Executive Officer -
  Merge Technologies Incorporated

Robert A. Barish, M.D. (3) Associate Dean for Clinical Affairs and Professor,
  Department of Surgery and Medicine
  - University of Maryland School of Medicine

Michael D. Dunham (1)(2)(4) Executive Vice President of Business Development -
  IFS Industrial and Financial Systems

Robert T. Geras (1)(3)(4) President - LaSalle Investments, Incorporated

Anna M. Hajek (2) Managing Partner - CLARITY GROUP, LLC

John D. Halamka, M.D. (1) Chief Information Officer - CareGroup Health System,
  Associate Dean at Harvard Medical School

Hymie S. Negin (2)(4) President - Joca Corporation

	COMMITTEES OF THE BOARD
	(1) Audit Committee
	(2) Compensation Committee
	(3) Nominating Committee
	(4) Executive Committee


EXECUTIVE OFFICERS
-------------------

Richard A. Linden President and Chief Executive Officer, Director

Colleen M. Doan Chief Financial Officer, Treasurer and Secretary

Beth Frost-Johnson Vice President, Marketing

Joseph P. Gentile Vice President, Sales - System Solutions

Anton van Kimmenade Vice President, Service

William C. Mortimore Chief Strategist, Director

David M. Noshay Vice President, Business Development

William L. Stafford Vice President, Sales - OEM/VAR Solutions


CORPORATE INFORMATION
----------------------

Stock Exchange Listing Nasdaq SmallCap: MRGE

Independent Auditors KPMG LLP

Registrar and Transfer Agent U.S. Bank, 1555 North River Center Drive,
  Suite 301, Milwaukee, WI 53212

                            [MERGE TECHNOLOGIES LOGO]
                         Merge Technologies Incorporated


                                 Headquarters
                            1126 South 70th Street
                       Milwaukee, WI 53214-3151, U.S.A.
                    Tel: (414) 977-4000  /  Fax: (414) 977-4200

Europe
Spegelt 34
5674 CD Nuenen, The Netherlands
Tel: (31) (40) 299-0770  /  Fax: (31) (40) 290-6615

	Japan
	Aios Gotanda Annex 5F, 1-7-11 Higashi
	Gotanda, Shinagawa-ku, Tokyo, Japan 141
	Tel: (81) (3) 3440-9109  /  Fax: (81) (3) 3440-9108

		Canada
		5925 Airport Road, Suite 200
		Mississauga, Ontario, Canada L4V 1W
		Tel: (905) 405-6266  /  Fax: (414) 977-4200

-------------------------------------------------------------------------------

          email: shareholder-info@merge.com / home page: www.merge.com

AR(4/02)          (c)2002 Merge Technologies Incorporated. All rights reserved.

                    [GRAPHIC]   An ISO 9001/EN46001 certified company.


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